

Mail Stop 4720

July 21, 2017

Jun Zhang
Chairman and Chief Executive Officer
PPDAI Group Inc.
Building 1, No. 356 Guoshoujing Rd.
Pudong New District, Shanghai 201203
The People's Republic of China

> **Re: PPDAI Group Inc**.
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted June 28, 2017**
> **CIK No. 0001691445**

Dear Mr. Zhang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors, page 15

1. Please add a risk factor that China's credit infrastructure is at an early stage of development, over 72% of the population is not covered by a credit database, the credit database is only accessible to banks and a limited number of market players, the credit scoring models appear unsophisticated and the development of a reliable and sophisticated credit infrastructure may be a long-term process.

Loan Performance Data, page 80

2. We note your response to comment 8. Please tell us the amount of handy cash loan related product revenue recognized in 2017 and your forecasted annual handy cash loan

product revenues for 2017. Please revise your disclosure that borrowers of handy cash loan products 'should' make an extension payment.

3. Please disclose historical delinquency data for the handy cash loans separately. Please disclose the percentage and the amount of handy cash loans that were past due or delinquent prior to the extension of the loan. Please also disclose the percentage of handy cash loans extended at least one time that are past due or delinquent and the amount past due on the extended loans. Please also disclose what additional risk management, oversight or loan collection activities, if any, you perform for handy cash loans that have been extended.

4. Please revise to disclose the amount of available credit outstanding and un-utilized for each type of loan product at each reporting period presented.

Results of Operations, page 82

5. Please revise your results of operations to move the line item Net interest income/(expenses) and loan provision losses below the line item Loan provision losses and before Net revenues.

Net interest Income (Expenses) and Loan Loss Provision losses, page 84

6. Please tell us how trust transactions have been reflected in your financial statements at December 31, 2016 and the interim periods in 2017.

Sales and Marketing Expense, page 85

7. Please revise to disclose the specific efforts undertaken by the company to improve the effectiveness of borrower acquisition which resulted in a decrease in the percentage of total sales and marketing expenses to total operating revenues from 63.6% in 2015 to 29.2% in 2016. Please also revise to disclose the nature of the online borrower acquisition expenses which are being incurred, the reason for the declines in the online borrower acquisition costs incurred and other key metrics that you use to evaluate the effectiveness of your sales and marketing programs.

Disclosure of Certain Balance Sheet Items

Deferred Revenue, page 89

8. Please disclose the nature and amount of the increased post-facilitation services provided which resulted in the increase in the deferred portion of upfront transaction revenues during 2016. Please also disclose the amount of the increase in deferred revenue due to growth in loans and the amount due to increased efforts in post-facilitation services and the reasons you are expending more efforts in post-facilitation services in 2016.

Critical Accounting Policies, Judgments and Estimates

Revenue Recognition, page 94

9. We note your response to comment 11. Please tell us your best estimate of selling price for post-facilitation services and how you determined this estimate, including the applicable profit margin.

10. Please revise to disclose all of the fees charged to borrowers of handy cash loan products, how you account for the various fees and how you recognize post-facilitation services revenue.

Quality Assurance Fund Payable and Receivable, page 100

11. Please clearly disclose all of the inputs and indicators to the Magic Mirror Model and how you revise them based on prospective borrowers with different features.

12. We note the disclosure on page F-21 that the ASC 460 component is the stand ready obligation and this component is reduced as you are released from the underlying risk, i.e. as the loan is repaid by the borrower or when the investor is compensated in the event of a default. We further note your subsequent recognition policy that the guarantee liability is reduced as each payment is made on a systematic and rational amortization method. Please address the following:

   • Tell us, using the example provided in response to comment 27, the portion of the quality assurance fund payable recorded on day 1 that relates to the ASC 460 component versus the ASC 450 component.

   • Clarify whether only the ASC 460 component recorded on day one is being reduced as each payment is made or if the full initially recognized liability is being amortized.

13. We note your response to comment 20 filed on May 4, 2017 that for handy cash loans you are released from the risk upon settlement and a reduction to the guarantee liability is made accordingly at that time. However, we note your current accounting policy disclosures on page F-21 only reflect the systematic and rational amortization method. Please revise your disclosures to clarify that for handy cash loans your subsequent measurement approach is based on expiration or settlement of the guarantee.

14. We further note the journal entries you provided in relation to prior comment 27. Please tell us whether the systematic and rational amortization method used for your standard loan products is a straight-line method. In addition, please explain in greater detail why the systematic and rational amortization method was more appropriate for your standard loans rather than an approach based on expiration or settlement of the guarantee considering your expectation that there will be a loss on day one in the later periods of

the loan. Last, explain in greater detail how a straight-line method, if applicable, matches your release from the economic risk of loss under the guarantee and whether you believe that you are released from economic loss on a linear basis over the contract.

15. We also note paragraph 40 in Annex I from your response filed on March 14, 2017 and the disclosures on page F-22. Please reconcile for us the statement that the receivable is determined to be collectible at loan inception and that the borrower is contractually obligated to pay the full amount over the life of the loan, even if the loan is prepaid, with the statement that this loan is recorded at fair value on day one taking into account the expected default rate. In your response address whether you considered recording the receivable at the full contractual amount or recording it as another financial asset. In addition, clarify for us whether subsequent to recognition you continue to recognize this receivable at fair value or whether an amortized cost basis is used.

Financial Guarantee Derivative, page 102

16. You hold funds in an amount equal to a certain percentage of the total principal amount of the underlying loans in the relevant investor reserve funds. Please disclose how you determined the percentage of the total principal amount held in the investor reserve funds.

Financial Statements

Note 2(J) Fair Value Measurement, page F-16

17. We note your response to comment 26. Please revise disclosures to indicate whether an increase in the expected default rate would increase or decrease the fair value of the financial guarantee and whether there are any interrelationships between the expected default rate and any other unobservable inputs. Refer to ASC 820-10-50-2g.

18. We note your response to comment 29 and your financial guarantee derivative disclosures on page F-18 and beginning on page F-24. Please address the following related to the valuation of the derivative:

- Tell us how you determine that the forecasted default rate and discount rate are market rates considering your response acknowledges that there are market rates for loans, however, you do not use those rates for your discount rate and instead rely on your own data.

- Describe in greater detail the components of the cash inflows and outflows and whether and how the following cash flows for the investment programs are included:

  o Expected loan payments from borrowers;

- o The 0.1% of the investment capital fee for the fixed program or 1%/365 of the fair value of the invested assets for the flexible investing period program;

- o Early redemption fee for the flexible investing period;

- o Investor reserve fund contribution up to the cap;

- o Excessive returns or the amount of returns from the investment above the cap; and

- o Invested capital and guaranteed rate of return paid to investor at the program's maturity.

- Tell us whether there are any other cash flows or fees associated with the investment programs covered by the investor reserve fund that is not included in the bullet point list above and how those cash flows are considered in the fair value determination.

Note 9 – Related party balances and transactions, page F-35

19. Please explain to us the design and purpose of PPcredit.

20. Please provide us a quantification of the significance of the revenue for services provided to PPDAI to the economic performance of PPcredit.

21. We note from your response that even if the PPcredit shareholders were to vote in concert, they don't have the power to control the Company due to rights afforded to preferred shareholders. Please explain to us how the decisions approved by the Board described in your response represent participating rights and not protective rights.

22. It appears from your disclosures on page F-36 that you issued one-year loans in each of 2015 and 2016 that remain outstanding. Please explain whether PPcredit is in default of the loan terms, and how you considered whether the loans are impaired. In addition, tell us how you considered the disclosure requirements in ASC 810-10-50-4, notwithstanding our comments above.

You may contact Marc Thomas at 202-551-3452 or Gus Rodriguez at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich King
Assistant Director
Office of Financial Services

cc: Z. Julie Gao, Esq.